Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                December 9, 2019


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1965
        Income & Treasury Limited Duration Portfolio of Funds, Series 62
                       File Nos. 333-234374 and 811-03763
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Dear Mr. Bartz:

     This letter responds to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1965, filed on October 30, 2019 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Income & Treasury Limited Duration Portfolio of Funds, Series 62 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

     1. The "Principal Investment Strategy" section states that the Trust may invest in closed-end funds that may invest in convertible bonds. Please disclose whether these closed-end funds will substantially invest in contingent convertible securities. If so, please disclose this in the principal investment strategies and provide the corresponding risk disclosures.

     Response: The closed-end funds that the Trust may invest in do not currently invest substantially in contingent convertible securities.

     2. The "Principal Investment Strategy" section states that the Trust may invest in closed-end funds that may invest in mortgage-backed bonds, convertible bonds, senior loans and international bonds, including bonds from issuers located in emerging markets. If the Trust invests, as a principal investment strategy, in a closed-end fund that invests principally in such securities, please provide the corresponding risk disclosures.

     Response: If the Trust invests, as a principal investment strategy, in a closed-end fund that invests principally in one of those asset classes, the Trust will add the corresponding risk disclosures in the "Principal Risks" and/or "Investment Risks" sections, as appropriate.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                        By /s/Morrison C. Warren
                                                        ------------------------
                                                              Morrison C. Warren